ROBERT A. FREEDMAN	September 13, 2018	EMAIL: RFREEDMAN@FENWICK.COM DIRECT DIAL (650) 335-7292

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR. THE OMITTED PORTIONS HAVE BEEN BRACKETED IN THIS UNREDACTED COPY OF THE LETTER FOR EASE OF IDENTIFICATION.

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549
Attention:	Jay Ingram, Legal Branch Chief Sergio Chinos, Staff Attorney Jenn Do, Staff Accountant Al Pavot, Staff Accountant

Re:	Upwork Inc. Registration Statement on Form S-1 File No. 333-227207

Ladies and Gentlemen:

On behalf of Upwork Inc. (the “Company”), we submit this supplemental letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-227207) (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

The Company advises the Staff that on September 4, 2018, representatives of Citigroup Global Markets Inc., Jefferies LLC, and RBC Capital Markets, LLC, the lead underwriters of the Company’s proposed initial public offering (the “Offering”) and on behalf of the underwriters, advised the Company that, based on then-current market conditions, they anticipated that the underwriters would recommend to

CONFIDENTIAL TREATMENT REQUESTED BY UPWORK INC.

UPWORK-01

Securities and Exchange Commission

Division of Corporation Finance

September 13, 2018

the Company a preliminary estimated price range of between $[***] and $[***] per share for the Offering (the “Preliminary Price Range”). Prior to September 4, 2018, the underwriters did not deliver the Preliminary Price Range for the Offering. The Company also notes that it will set forth a bona fide offering price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus, but the parameters of that final price range will be subject to then-current market conditions, continuing discussions with the underwriters, as well as further business and market developments affecting the Company. The spread within the bona fide offering price range will be no more than 20%, with the maximum price being greater than $10.00 per share.

The purpose of this letter is to advise the Staff of the results of the Company’s review of stock options granted to service providers, including employees, during 2018 (the “2018 Grants”) in light of the Company’s receipt of the Preliminary Price Range for the Offering. This letter discusses the Company’s approach in determining the exercise price for stock options and fair value determinations related to the 2018 Grants made by the Company’s Board of Directors (the “Board”). The review was conducted as suggested in section 7520.2 of The Division of Corporation Finance, Financial Reporting Manual.

We supplementally advise the Staff that, as described on pages 91 and 92 of the Registration Statement, the Board has considered a variety of factors in determining the fair value of the Company’s common stock (the “Common Stock”) for purposes of granting stock options to date. Since 2014, the Company has consistently obtained independent third-party valuations (“409A Reports”) approximately every three months, for the purposes of complying with Section 409A of the Internal Revenue Code of 1986, as amended. With respect to stock options, in each case, on the date of grant, the Board granted such stock options with an exercise price which was equal to its determination of the fair market value of the Common Stock based in part on the most recent 409A Report preceding the date of grant. Since January 1, 2018, the Company granted stock options as follows:

CONFIDENTIAL TREATMENT REQUESTED BY UPWORK INC.

UPWORK-02

Securities and Exchange Commission

Division of Corporation Finance

September 13, 2018

Date of Grant (409A Report Valuation Date)	Number of Shares of Common Stock Underlying Stock Options Granted	Exercise Price Per Share	Common Stock Fair Value Per Share Used for Financial Reporting Purposes
February 6, 2018 (November 30, 2017)	1,300,900	$4.04	$4.04
April 25, 2018 (February 28, 2018)	474,500	$5.49	$5.49
July 1, 2018 (May 31, 2018)	2,293,596	$6.61	$8.22	[1]
August 19, 2018 (July 31, 2018)	399,527	$8.18	$10.02	[2]

February 6, 2018 Grants:

As noted in the table above, on February 6, 2018, the Company granted options to purchase 1,300,900 shares of Common Stock with an exercise price of $4.04 per share. The fair market value on February 6, 2018, as determined by the Board, was $4.04 per share. The Board determined the fair market value based on several factors, including a valuation report prepared by an independent third-party valuation firm as of November 30, 2017 (the “November 2017 Valuation”), and determined that there were no material changes in the Company’s business since November 30, 2017, or in the assumptions upon which the November 2017 Valuation was based, that affected the fair value of the Common Stock on February 6, 2018, the date of grant.

The November 2017 Valuation estimated the Company’s value using a hybrid of the income method and guideline public company market approach and then estimated the per share fair value of the Common Stock by considering the option pricing model (“OPM”) and secondary sales of the Common Stock. There was no initial public offering (“IPO”) scenario considered within the November 2017 Valuation due to the uncertainty around an IPO and timing of any such IPO, as the Company had not yet selected underwriters for the Offering, commenced preparations for the Offering, or determined the timing

[1]

Fair value as of July 1, 2018 determined for accounting purposes assuming that the fair value of the Common Stock increased on a linear basis from the fair value of the Common Stock as of May 31, 2018, the date of the May 2018 Valuation (as defined below), which was $6.61 per share, to the midpoint of the Preliminary Price Range as of September 4, 2018, the date that the underwriters recommended the Preliminary Price Range.

[2]

Fair value as of August 19, 2018 determined for accounting purposes assuming that the fair value of the Common Stock increased on a linear basis from the fair value of the Common Stock as of July 31, 2018, the date of the July 2018 Valuation (as defined below), which was $8.18 per share, to the midpoint of the Preliminary Price Range as of September 4, 2018, the date that the underwriters recommended the Preliminary Price Range.

CONFIDENTIAL TREATMENT REQUESTED BY UPWORK INC.

UPWORK-03

Securities and Exchange Commission

Division of Corporation Finance

September 13, 2018

of the Offering. The result of the hybrid approach was weighted at 70%, with observed secondary sales receiving the remaining 30% weighting. The secondary sales had received a 30% weighting because a significant secondary transaction had occurred in November 2017. The Company concluded that the 30% weighting was appropriate as the buyers in this transaction are existing investors with knowledge of prior secondary sales as well as the Company’s financial performance. The November 2017 Valuation further applied a 9% discount to reflect the value of the Common Stock on a non-marketable basis.

As of February 6, 2018, the Company had not yet selected underwriters, commenced preparations for the Offering, or determined the timing of the Offering. Additionally, the Company had not completed an audit of its consolidated financial statements for 2017 nor any retrospective quarterly reviews, which were significant pending action items that were necessary in order to complete the Offering. As there were no material changes to the business or assumptions used in the November 2017 Valuation, the Company believes that $4.04 was the appropriate Common Stock fair value established by the Board for the February 6, 2018 stock option grants.

April 25, 2018 Grants:

As noted in the table above, on April 25, 2018, the Company granted options to purchase 474,500 shares of Common Stock with an exercise price of $5.49 per share. The fair market value on April 25, 2018, as determined by the Board, was $5.49 per share. The Board determined the fair market value based on several factors, including a valuation report prepared by an independent third-party valuation firm as of February 28, 2018 (the “February 2018 Valuation”), and determined that there were no material changes in the Company’s business since February 28, 2018, or in the assumptions upon which the February 2018 Valuation was based, that affected the fair value of the Common Stock on April 25, 2018, the date of grant.

The February 2018 Valuation estimated the Company’s value using a probability-weighted expected return (“PWERM”) method that considered (i) a non-IPO scenario using an OPM, (ii) an IPO scenario, and (iii) secondary market transactions. The IPO scenario was introduced for this valuation as the Company had selected underwriters in late-February 2018 and made progress in determining the contemplated timing of the Offering. The methods were weighted as follows: (i) 45% on a non-IPO scenario that involved remaining a private company which was valued using the income method and guideline public company market approach, (ii) 25% on an IPO scenario occurring at the end of September 2018, which was valued using a guideline public company market approach, and (iii) 30% on recent secondary market transactions. The February 2018 Valuation further applied a 7% and 14% discount to reflect the value of the Common Stock on a non-marketable basis on the non-IPO and IPO scenarios, respectively.

The primary reason for the increase in the fair market value per share of $5.49 in the February 2018 Valuation, as compared to the fair market value per share of $4.04 in the November 2017 Valuation was the Company’s progress towards the Offering, as reflected by the use of a PWERM approach in the February 2018 Valuation including the introduction of an IPO scenario. The November 2017 Valuation did not consider an IPO scenario. The weighting of 25% on an IPO scenario reflected the Company’s commencement of preparations for the Offering, including the Company’s selection of underwriters in late-February 2018 and an organizational meeting for the Offering that was planned to be held in mid-March 2018. However, there was still significant uncertainty as to the timing of a successful Offering as the audit of the 2017 consolidated financial statements and retrospective quarterly reviews were not yet complete. The completion of the audit did not occur until June 2018, which represented a critical milestone in the

CONFIDENTIAL TREATMENT REQUESTED BY UPWORK INC.

UPWORK-04

Securities and Exchange Commission

Division of Corporation Finance

September 13, 2018

Offering process. The observed secondary market transactions received a 30% weighting because the significant transaction had occurred in November 2017, which was only three months prior to the February 2018 Valuation. The Company concluded that the 30% weighting was appropriate as the buyers in this transaction are existing investors with knowledge of prior secondary sales as well as the Company’s financial performance. Accordingly, the Company believes that the weighting and scenarios used in the February 2018 Valuation are reasonable and that $5.49 was an appropriate Common Stock fair value established by the Board for the April 25, 2018 stock option grants.

July 1, 2018 Grants:

As noted in the table above, on July 1, 2018, the Company granted options to purchase 2,293,596 shares of Common Stock with an exercise price of $6.61 per share, including an option to purchase 1,860,000 shares of Common Stock granted to the Company’s President and Chief Executive Officer which vests based upon the achievement of certain service and performance conditions as described on page 134 of the Registration Statement (the “CEO Grant”). The fair market value on July 1, 2018, as determined by the Board, was $6.61 per share. The Board determined the fair market value based on several factors, including a valuation report prepared by an independent third-party valuation firm as of May 31, 2018 (the “May 2018 Valuation”), and determined that there were no material changes in the Company’s business since May 31, 2018, or in the assumptions upon which the May 2018 Valuation was based, that affected the fair value of the Common Stock on July 1, 2018, the date of grant.

The May 2018 Valuation estimated the Company’s value using a PWERM that considered (i) a non-IPO scenario using an OPM, (ii) an IPO scenario, and (iii) secondary market transactions. The methods were weighted as follows: (i) 30% on a non-IPO scenario that involved remaining a private company which was valued using the income method and guideline public company market approach, (ii) 60% on an IPO scenario occurring at the end of September 2018, which was valued using a guideline public company market approach, and (iii) 10% on recent secondary market transactions. The May 2018 Valuation further applied a 13% and 6% discount to reflect the value of the Common Stock on a non-marketable basis on the non-IPO and IPO scenarios, respectively.

The primary reasons for the increase in the fair market value per share of $6.61 in the May 2018 Valuation, as compared to the fair market value per share of $5.49 in the February 2018 Valuation was driven by the following factors: (i) the Company’s continued progress towards the Offering, as reflected by an increased weighting on and reduced time to an IPO scenario, and (ii) significant revenue growth and margin improvement forecasted for the remainder of 2018 and future years mostly based on better than anticipated 2018 year-to-date results. In the May 2018 Valuation, the IPO scenario weighting was increased to 60% to reflect the Company’s continued progress towards the Offering, including the organizational meeting that occurred in March 2018, the engagement of advisors for the Offering, substantial completion of the audit of the Company’s consolidated financial statements for 2017, as well as the Company having substantially completed preparing its draft Registration Statement, which the Company anticipated submitting to the Commission in early-June 2018. The weighting on the non-IPO scenario decreased to 30% reflecting the progress towards the Offering. The remaining 10% weight was applied to the previously observed secondary market transactions. The November 2017 secondary sales transaction received a lower weighting than prior valuations as the transactions occurred six months prior to the May 2018 Valuation. Accordingly, the Company believes that the weighting and scenarios used in the May 2018 Valuation (e.g., more weighting towards an IPO scenario) are reasonable.

CONFIDENTIAL TREATMENT REQUESTED BY UPWORK INC.

UPWORK-05

Securities and Exchange Commission

Division of Corporation Finance

September 13, 2018

Upon receipt of the Preliminary Price Range, the Company performed a retrospective review of its estimate of the fair value of its Common Stock used for the July 1, 2018 stock option grants for financial reporting purposes by applying a straight-line calculation between May 31, 2018, the date of the May 2018 Valuation, and the date that the underwriters recommended the Preliminary Price Range because the Company did not identify any single event or series of events that occurred during the period that would have caused a material change in the fair value of its Common Stock. Applying the straight-line calculation results in an additional compensation expense of approximately $31,000 per quarter over four years for the stock option grants (excluding the CEO Grant). The Company will begin recognizing this additional stock-based compensation expense beginning in the third quarter of 2018. The CEO Grant will be valued using the straight-line interpolated value consistent with the other July 1, 2018 grants. However, the Company will only begin recognizing stock-based compensation with respect to the CEO Grant once achievement of the performance conditions becomes probable.

August 19, 2018 Grants:

As noted in the table above, on August 19, 2018, the Company granted options to purchase 399,527 shares of Common Stock with an exercise price of $8.18 per share. The fair market value on August 19, 2018, as determined by the Board, was $8.18 per share. The Board determined the fair market value based on several factors, including a valuation report prepared by an independent third-party valuation firm as of July 31, 2018 (the “July 2018 Valuation”), and determined that there were no material changes in the Company’s business since July 31, 2018, or in the assumptions upon which the July 2018 Valuation was based, that affected the fair value of the Common Stock on August 19, 2018, the date of grant.

The July 2018 Valuation estimated the Company’s value using a PWERM that considered (i) a non-IPO scenario using an OPM and (ii) an IPO scenario. The methods were weighted as follows: (i) 35% on a non-IPO scenario that involved remaining a private company which was valued using the income method and guideline public company market approach and (ii) 65% on an IPO scenario occurring at the end of September 2018, which was valued using a guideline public company market approach. Secondary transactions were not considered in the July 2018 Valuation due to the passage of time from their occurrence and the continued progress towards the Offering. The July 2018 Valuation further applied a 13% and 4% discount to reflect the value of the Common Stock on a non-marketable basis on the non-IPO and IPO scenarios, respectively.

The primary reason for the increase in the fair market value per share of $8.18 in the July 2018 Valuation, as compared to the fair market value per share of $6.61 in the May 2018 Valuation was the Company’s continued progress towards the Offering, as reflected by an increased weighting on and reduced time to an IPO scenario as well as an increase in revenue multiples used based on the information available. In the July 2018 Valuation, the IPO scenario weighting was increased to 65% to reflect the Company’s continued progress towards the Offering, as the Company had submitted its draft Registration Statement in June 2018 and had received and responded to comments from the Staff, with the remaining 35% weighted towards the non-IPO scenario. As the Company was still in process of addressing the Staff’s comments received on the draft Registration Statement, there was still significant uncertainty as to the timing of the Offering. Accordingly, the Company believes that the weighting and scenarios used in the July 2018 Valuations (e.g., more weighting towards an IPO scenario) are reasonable.

CONFIDENTIAL TREATMENT REQUESTED BY UPWORK INC.

UPWORK-06

Securities and Exchange Commission

Division of Corporation Finance

September 13, 2018

Upon receipt of the Preliminary Price Range, the Company performed a retrospective review of its estimate of the fair value of its Common Stock used for the August 19, 2018 stock option grants for financial reporting purposes by applying a straight-line calculation between July 31, 2018, the date of the July 2018 Valuation, and the date that the underwriters recommended the Preliminary Price Range because the Company did not identify any single event or series of events that occurred during the period that would have caused a material change in the fair value of its Common Stock. Applying the straight-line calculation results in an additional compensation expense of approximately $48,000 per quarter over four years for the stock option grants. The Company will begin recognizing this additional stock-based compensation expense beginning in the third quarter of 2018.

Additional Considerations

In addition to the analysis described above, the Company also submits that the Common Stock fair valuation determinations described above are reasonable due to: (i) the Preliminary Price Range assuming that the Offering has occurred and a public market for the Common Stock has been created, and therefore excludes any marketability or illiquidity discount for the Common Stock, which was appropriately taken into account in the Board’s fair value determinations; (ii) the differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company’s management, which assume a successful Offering with no weighting attributed to any other outcome, compared to the valuation methodologies, assumptions and inputs used in the valuations considered by the Board; (iii) the differences in comparable companies in the technology markets discussed between the Company and the underwriters with respect to the underwriters’ view of the initial public offering market and the positioning of the Company for a successful Offering, as compared to the narrower set of comparable companies used by the Board in determining the valuations; (iv) the time value of money taking into account the expected timing of the Offering and potential delays in that timing; (v) the possibility that the actual offering price could be lower than the Preliminary Price Range; and (vi) the 180-day lock-up to which the shares underlying stock options will be subject after the Offering.

Conclusion

As such, taking into account all of the above, the Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company also believes that the fair values determined by the Board for the Common Stock underlying each stock option grant are appropriate and demonstrate the Board’s consideration of all relevant factors in determining fair value at each valuation date. Accordingly, the Company submits that it believes that its determination of the fair value of the Common Stock for financial reporting purposes is appropriate and it has properly reflected the stock-based compensation expense for its historical grants, including with respect to the February 6, 2018 and April 25, 2018 stock option grants. As noted above, the Company will record additional stock-based compensation expense for its July 1, 2018 and August 19, 2018 stock option grants.

The Company advises the Staff that the Company intends to use the midpoint of the bona fide offering price range disclosed in the Company’s preliminary prospectus to value, for accounting purposes, any additional stock options granted after the date that the underwriters recommended the Preliminary Price Range until the time that there is a public market for its Common Stock.

CONFIDENTIAL TREATMENT REQUESTED BY UPWORK INC.

UPWORK-07

Securities and Exchange Commission

Division of Corporation Finance

September 13, 2018

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292, or, in his absence, Ran D. Ben-Tzur, Esq. at (650) 335-7613.

Sincerely yours,

/s/ Robert A. Freedman

Robert A. Freedman

cc:	Stephane Kasriel, President and Chief Executive Officer

Brian Kinion, Chief Financial Officer

Brian Levey, Chief Business Affairs and Legal Officer

Upwork Inc.

Ran D. Ben-Tzur

Fenwick & West LLP

Robert G. Day

Rezwan D. Pavri

Andrew T. Hill

Wilson Sonsini Goodrich & Rosati, P.C.

CONFIDENTIAL TREATMENT REQUESTED BY UPWORK INC.

UPWORK-08